FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of August 2005

Goldcorp Inc.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ....[ ].....   Form 40-F   ....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: August 2, 2005

By: /s/

Name:
Title:



Suite 1560 - 200 Burrard St.
Vancouver, BC, V6C 3L6
Tel: (604) 696-3000
Fax: (604) 696-3001

FOR IMMEDIATE RELEASE
August 2, 2005

Toronto Stock Exchange: G
New York Stock Exchange: GG

GOLDCORP ENTERS INTO US$500 MILLION
CREDIT FACILITY TO FINANCE ACQUISITIONS

Goldcorp Inc. ("Goldcorp" - TSX: G, NYSE: GG) is pleased to announce that it has entered into a US$500 million credit facility through a syndicate of lenders comprised of The Bank of Nova Scotia, Bayerische Hypo-und Vereinsbank AG, Société Générale, Bank of Montreal and Royal Bank of Scotland.

The revolving US$500 million facility is available to finance acquisitions and for general corporate purposes, and is unsecured. Amounts drawn down are required to be refinanced or repaid by July 29, 2010.

Ian Telfer, President and CEO of Goldcorp stated: "This US$500 million facility, combined with a present cash balance of over US$400 million, will allow Goldcorp to acquire additional gold assets for cash and continue its growth path".

Goldcorp is the world's lowest cost and fastest growing million ounce gold producer. Gold production in 2005 is expected to exceed 1.1 million ounces at a cash cost of less than US$60 per ounce. By 2007, gold production is projected to increase by 40% to over 1.6 million ounces. Goldcorp has a strong balance sheet and no hedging.

Cautionary Note Regarding Forward Looking Statements

For further information, please contact:

Ms. Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
Suite1560 - 200 Burrard St.
Vancouver, BC, V6C3L6
Tel: 604-696-3011, Fax: (604) 696-3001
E-mail: info@goldcorp.com, Website: www.goldcorp.com